SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 3

FORTIVE CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

34959J108

(CUSIP Number of Class of Securities)

Daniel B. Kim, Esq.

Vice President – Associate General Counsel and Secretary

6920 Seaway Blvd

Everett, WA 98203

(425) 446-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Thomas W. Greenberg, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	Thomas E. Dunn, Esq. Cravath, Swaine & Moore LLP 825 8th Ave New York, New York 10019 (212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$1,423,625,000(1)	$177,241.31(2)

(1)

Estimated solely for calculating the filing fee, based on the average of the high and low prices of shares of common stock of Altra Industrial Motion Corp., into which the shares of common stock (“Newco common stock”) of Stevens Holding Company, Inc. (“Newco”) will be converted, as reported on the NASDAQ Global Market on August 21, 2018, which amount represents the aggregate value of the shares of common stock of Fortive Corporation to be acquired in the exchange offer described in Newco’s Registration Statement on Form S-4/S-1, which was filed on May 8, 2018 (Registration No. 333-224754), Amendment No. 1 to Newco’s Registration Statement on Form S-4/S-1, which was filed on June 21, 2018, Amendment No. 2 to Newco’s Registration Statement on Form S-4/S-1, which was filed on July 20, 2018, Amendment No. 3 to Newco’s Registration Statement on Form S-4/S-1, which was filed on August 10, 2018, and Amendment No. 4 to Newco’s Registration Statement on Form S-4/S-1, which was filed on August 27, 2018, and calculated as set forth therein, relating to the transactions described in this Schedule TO (collectively, the “Newco Form S-4/S-1”), assuming the offer is fully subscribed.

(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, in connection with the Newco Form S-4/S-1, as set forth therein.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $178,330.69	Filing Party: Altra Industrial Motion Corp.
Form or Registration No.: Form S-4 (Registration No. 333-224750)	Date Filed: May 8, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by Fortive Corporation (“Fortive”) with the Securities and Exchange Commission (the “SEC”) on August 28, 2018, as amended by Amendment No. 1 and Amendment No. 2 to the Issuer Tender Offer Statement, filed with the SEC on September 5, 2018 and September 14, 2018, respectively (as so amended, the “Schedule TO”).

This Schedule TO relates to the offer by Fortive to exchange all shares of common stock, par value $0.01 per share (“Newco common stock”), of Stevens Holding Company, Inc. (“Newco”) for shares of common stock, par value $0.01 per share, of Fortive (“Fortive common stock”) that are validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer (as defined below).

Promptly following consummation of the Exchange Offer, a wholly-owned subsidiary of Altra Industrial Motion Corp. (“Altra”) named McHale Acquisition Corp., a Delaware corporation (“Merger Sub”), will be merged with and into Newco, whereby the separate corporate existence of Merger Sub will cease and Newco will continue as the surviving company (the “Merger”). In the Merger, each outstanding share of Newco common stock (except for shares of Newco common stock held by Fortive, Newco, Altra or Merger Sub) will be converted into the right to receive one share of common stock, par value $0.001 per share, of Altra (“Altra common stock”), upon the terms and subject to the conditions set forth in the Prospectus, dated August 28, 2018 (the “Prospectus”), the Letter of Transmittal and the Exchange and Transmittal Information Booklet, copies of which were previously filed as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”).

In connection with the Exchange Offer, Newco has filed with the SEC under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (Registration No. 333-224754) (the “Registration Statement”) to register the shares of Newco common stock offered in exchange for shares of Fortive common stock tendered in the Exchange Offer and to be distributed in any pro rata dividend to the extent that the Exchange Offer is not fully subscribed. Altra has filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-224750) to register the shares of Altra common stock into which shares of Newco common stock will be converted in the Merger.

This Amendment No. 3 shall be read together with the Schedule TO. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO.

Item 4. Terms of the Transaction.

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Exchange Offer, is hereby amended and supplemented by adding the following thereto:

For each share of Fortive common stock that is validly tendered and not properly withdrawn pursuant to the Exchange Offer and accepted by Fortive, tendering Fortive shareholders will receive 2.2117 shares of Newco common stock, which will automatically convert into the right to receive an equal number of shares of Altra common stock, upon the terms and subject to the conditions set forth in the Prospectus. As a result, Fortive shareholders who tendered their shares of Fortive common stock in the Exchange Offer will receive approximately 2.2117 shares of Altra common stock for each share of Fortive common stock accepted for exchange.

The calculated per-share values of Fortive common stock and Altra common stock, which were used to determine the exchange ratio, were $86.9130 and $42.7146, respectively, and were determined by Fortive by reference to the simple arithmetic average of the daily volume-weighted average prices of Fortive common stock and Altra common stock, respectively, on the New York Stock Exchange and the NASDAQ Global Market on September 19, 2018, September 20, 2018, and September 21, 2018. Based on the calculated per-share values of Fortive common stock and Altra common stock, tendering shareholders will receive approximately $108.70 of Altra common stock for each $100 of Fortive common stock accepted for exchange.

On September 24, Fortive issued a press release announcing the final exchange ratio, a copy of which is attached as Exhibit (a)(4)(xxiii) hereto and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description

(a)(4)(xvi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 14, 2018 (incorporated by reference to Fortive’s Form 425 filed with the Securities and Exchange Commission on September 14, 2018)

(a)(4)(xvii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 17, 2018 (incorporated by reference to Fortive’s Form 425 filed with the Securities and Exchange Commission on September 17, 2018)

(a)(4)(xviii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 18, 2018 (incorporated by reference to Fortive’s Form 425 filed with the Securities and Exchange Commission on September 18, 2018)

(a)(4)(xix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 19, 2018 (incorporated by reference to Fortive’s Form 425 filed with the Securities and Exchange Commission on September 19, 2018)

(a)(4)(xx)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 20, 2018 (incorporated by reference to Fortive’s Form 425 filed with the Securities and Exchange Commission on September 20, 2018)

(a)(4)(xxi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 21, 2018 (incorporated by reference to Fortive’s Form 425 filed with the Securities and Exchange Commission on September 21, 2018)

(a)(4)(xxii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 24, 2018 (incorporated by reference to Fortive’s Form 425 filed with the Securities and Exchange Commission on September 24, 2018)

(a)(4)(xxiii)	Press release, dated September 24, 2018 (incorporated by reference to Fortive’s Form 425 filed with the Securities and Exchange Commission on September 24, 2018)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FORTIVE CORPORATION

By:	/s/ Daniel B. Kim
Name: Daniel B. Kim Title: Vice President – Associate General Counsel and Secretary

Dated: September 24, 2018